Filed by Acamar Partners Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CarLotz Inc.

Commission File No.: 001-38818

This filing relates to a proposed business combination involving Acamar Partners Acquisition Corp. and CarLotz, Inc.

The following is the transcript of an interview on cheddar.com on October 22, 2020

Carlotz Going Public via SPAC

Jill Wagner

Welcome back to Cheddar's Opening Bell. Carlotz, the industry's only consignment to retail sales business model for used cars is going public through a special purpose acquisition company, or a SPAC, and will be listed on the NASDAQ under the ticker symbol L-O-T-Z. This deal makes Carlotz the third major U.S. online car seller to go public this year. With us now to discuss is Carlotz CEO Michael Bor. Michael, great to have you on. Why did you choose to list Carlotz as a SPAC and not do a traditional IPO?

Michael Bor

Thanks for having me, by the way. Pleasure to be here. We decided to go the SPAC route because it is a more efficient way and more transparent way to go public. We felt like the additional pathway that we can get through a SPAC IPO versus a regular IPO enables us to execute our growth plan in a much better way. And also, it allows us to partner with a really experienced group of investment professionals through this SPAC we chose at Acamar Partners. The folks at Acamar Partners have decades of experience investing in consumer and retail business, and growing big brands around the world. So, super thrilled to be partnering up with the Acamar team, and excited about the capital that this brings into the business for us to execute on our growth plan.

Jill Wagner

I just want to talk a bit about Carlotz. What exactly is it? How does the process work when it comes to selling and buying used cars?

Michael Bor

Yeah, it's a question we get a lot. We are the industry's only consignment to retail sales business model. So from a buyer's perspective, it's going to look very similar to some of our ecommerce peers. From a seller's perspective, it's very different. We source our vehicles from consumers and from businesses, and we take them straight to the retail buyer. So before we existed, a consumer seller would trade their car in at a dealership, or they might park it on the side of the road with a sign and deal with Craigslist and deal with strangers. And so through our consignment platform, sellers can now use used car lots to professionally merchandise and market their vehicles to a broad range of buyers. And by doing that they get thousands more for their vehicle than they would if they were to try it on their own or trade it in.

For our corporate sellers--before we existed, our corporate sellers, which are banks, fleet management companies, leasing companies, Fortune 500 businesses, etcetera, before we existed they would take all of their vehicles to the auction and settle for wholesale proceeds. And through our model, they're able to take those vehicles straight to retail, shrink the supply chain, and get a lot more value for their vehicles, oftentimes thousands of dollars.

And we do all the work. We bring the cars into our hubs, we condition the vehicles, we make them perfect. We find the buyers through listing the vehicles online, everywhere where people could go to shop for cars. And we take trade-ins, we offer warranties and financing, any way that a buyer wants to buy a vehicle, we make it very easy for them so that they're willing to buy these vehicles from our consigners. It's a business we've been running now for eight or nine years. We have eight hub locations in five states. And through this transaction, we're going to grow nationwide through the opening of several new hubs.

Jill Wagner

That's what I was going to ask you. With this additional funding from going public, what is your growth plan?

Michael Bor

Yeah, so, you know, the key part of our plan is that we need to be close to the vehicles that we're selling. A really big part of the expense for a seller of selling their vehicle is getting it to our hub to sell. So, if we can expand more hub locations around the country, we can get closer to the cars we want to sell, and we can add more and more value to our clients but also get more vehicles to come through our platform.

So currently we've got a couple thousand vehicles on our platform to sell, and that's because we have a couple thousand parking spaces at our hubs around the country. Through this transaction, we'll be able to open hubs around the country, add to the amount of inventory that we have the room to process, and by doing that we'll have more inventory for the consumers to shop through, and we'll be able to sell a lot more cars. And that's really at the--at the core of our growth plan, opening more hubs and selling more inventory through our hubs.

Jill Wagner

I'm curious how the pandemic has impacted your business. I know just anecdotally, a lot of my friends who never had a car all of a sudden said, you know what? I kind of need a car, just feeling nervous about public transportation or for whatever reason. What have you seen? How has your business been impacted?

Michael Bor

Yeah, you know, it's obviously been a really interesting year. You know, we started this year--beginning of the year we're growing gangbusters over last year, we're prepping for the greatest quarter in our company history. And then COVID really hit in March. And for us, COVID was two stories, it was a sales story and a sourcing story. The sales story was really like a pretty acute drop in sales for March, April, and May, but that kind of reversed by June, and we've had a phenomenal year ever since.

On the sourcing side, because OEM plants were shut down and there were moratoriums on repossessions, the whole supply chain of used vehicles was disrupted, and so inventories all around the country for us and for all of our peers came way down. But what was happening during that time was there was a backlog of inventory forming, and we're seeing that come through the channel right now. So our inventory has never been higher.

In terms of what it's done to consumer behavior, I think you're right. people are less willing to take public transportation, they are going out and buying cars. And what's interesting about the way we've created this ecommerce platform is that people are now more comfortable buying a vehicle online. And through our omni-channel platform, we can sell vehicles however the buyer wants to buy them. If they want to shop online, get their financing online, figure out a warranty, manage their trade-in and take delivery to their driveway, we can do that.

If they want to start online and eventually come into a hub or chat with one of our people, or have one of our people facetime video the vehicle so they get more comfortable with it, we can do that. If they want to just come into the hub and do the whole process face to face, we can handle that as well. So it's a true omnichannel platform where our guest, our buyer, can shop however they want to shop. But what we have seen through COVID is that people are more willing to shop in a touchless, paperless transaction because they are still a little scared to come into a dealership and you know, their mind goes to the last time they bought a vehicle and it took several hours sitting in a dark room. That’s just not how it works today with us. And so people can shop either in our safe environment or at home, or anywhere in between.

Jill Wagner

Alright, well, Michael Bor, CEO of Carlotz. So great to have you on, and congratulations. Coming up, more tips on how you can celebrate Halloween safely in the age of coronavirus.

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Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Acamar Partners and CarLotz. Acamar Partners intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement of Acamar Partners, a prospectus of Acamar Partners and a consent solicitation statement of CarLotz, and will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus/consent solicitation statement will also be sent to the stockholders of Acamar Partners and CarLotz, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Acamar Partners and CarLotz are urged to carefully read the entire registration statement and proxy statement/prospectus/consent solicitation statement, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Acamar Partners with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Acamar Partners may be obtained free of charge from Acamar Partners at www.acamarpartners.com. Alternatively, these documents, when available, can be obtained free of charge from Acamar Partners upon written request to Acamar Partners Acquisition Corp., 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131, or by calling 786-264-6680.

Participants in the Solicitation

Acamar Partners, CarLotz and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acamar Partner in connection with the proposed merger. Information regarding Acamar Partners’ directors and executive officers is contained in Acamar Partners’ Annual Report on Form 10-K for the year ended December 31, 2019, which has been filed with the SEC and is available at the SEC website at www.sec.gov.

Additional information regarding the interests of these participants and other persons who may be deemed to be participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus/consent solicitation statement and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include statements that are not historical facts, such as statements concerning possible or assumed future actions, business strategies, events or results of operations, including statements regarding Acamar Partners’ and CarLotz’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Acamar Partners’ Form 10-K for the year ended December 31, 2019 under “Risk Factors” in Part I, Item 1A and in Acamar Partners’ Form 10-Q for the quarterly period ended March 31, 2020 and Form 10-Q for the quarterly period ended June 30, 2020 under “Risk Factors” in Part II, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety.

In addition to risks previously disclosed in Acamar Partners’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Acamar Partners and CarLotz on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to management’s focus on the proposed transaction rather than on the ongoing business operations of CarLotz; business disruption following the transaction; risks related to Acamar Partners’ or CarLotz’ indebtedness; other consequences associated with mergers, acquisitions and legislative and regulatory actions and reforms; risks of the automotive and used vehicle industries; the potential impact of COVID-19 on the used vehicle industry and on the CarLotz business; litigation, complaints, product liability claims or adverse publicity; the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability; new entrants in the consignment-to-retail used vehicle business; technological disruptions, privacy or data breaches, the loss of data or cyberattacks; and the ability to compete successfully with new and existing market participants.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Acamar Partners’ and CarLotz’ control. While all projections are necessarily speculative, Acamar Partners and CarLotz believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Acamar Partners and CarLotz, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Forward-looking statements speak only as of the date they are made, and Acamar Partners and CarLotz are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports that Acamar Partners has filed or will file from time to time with the SEC. Forward-looking statements are expressed in good faith, and Acamar Partners and CarLotz believe there is a reasonable basis for then. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Acamar Partners and is not intended to form the basis of an investment decision in Acamar Partners. All subsequent written and oral forward-looking statements concerning Acamar Partners and CarLotz, the proposed transaction or other matters and attributable to Acamar Partners and CarLotz or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.